Mail Stop 3561

October 30, 2009

Jason Dussault, President
Dussault Apparel, Inc.
2250 East Hastings Street
Vancouver, BC V5L 1V4

  **RE:  Dussault Apparel, Inc.**
         **Annual Report on Form 10-KSB FYE 10/31/08**
         **Filed March 17, 2009**
         **File No. 0-52452**

Dear Mr. Dussault:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Description of Business, page 4

1.      In future filings, please expand this section to describe your remaining operations in your apparel business and the methods of distribution of your apparel products. We note that you closed your retail location on Melrose Avenue and state, "[W]e will continue to focus on our remaining operations and distribution arrangements and will seek additional opportunities in the apparel retail sector." In this regard, the disclosure in Note 1 "Current Business of the Company" in the financial statements should be provided in this section with some specificity. Please provide us with the text you plan to include in future filings.

2.      Further in this regard, we note under "Current Business" that "[O]ur products are sold in the United States and abroad to upscale retailers and boutiques." In future

filings, please disclose where your products are being sold and if you have entered into agreements with retailers, marketers, distributors, etc., please provide appropriate disclosure.  Also address where your apparel is manufactured and warehoused.  Please provide us with the text you plan to include in future filings.  Any executed agreements should be filed as exhibits as required by Item 601(b) of Regulation S-K and all material provisions of those agreements discussed.

Part II.

Item 6.  Management's Discussion and Analysis, page 11

Results of Operations for the Years ended October 31, 2008

3.      We note that you have recognized an inventory markdown of $1,791,526 for the year ended October 31, 2008.  As this was a significant change that materially affected the amount of reported income, please tell us the reasons underlying the markdown, how it was calculated and if there are any significant estimates and judgments involved in the calculation.  See Item 303(A)(3) of Regulation S-K.  Also, in future filings expand your critical accounting policies discussion to disclose the significant management assumptions and estimates and involved in determining the net realizable value of inventory.

Financial Statements

Report of Independent Registered Public Accounting Firm, page17

4.      Please note that for development stage entities, auditor association with the cumulative data since inception is required.  Please advise your auditor to revise the opening and opinion paragraphs of the audit report to opine upon the cumulative period from inception (August 1, 2006) to year-end in addition to the annual periods. Please confirm that you will comply with this comment in future filings.

Statement of Operations, page 20

5.      We note that you have presented the inventory markdown of $1,791,526 as a non-recurring item.  The nature of this markdown appears to be a type of event that could reasonably be expected to recur in the future, taking into account the environment in which you operate.  Please delete the "Non-recurring item" caption and reposition the markdown as a separately disclosed component of Cost of Sales and confirm to us that you will make this change.  Refer to the guidance in FASB ASC paragraph 225-20-45-1 and 420-10-S99-3.

Note 2-Summary of Significant Accounting policies

6.	We note that you generated revenues for 2007 and 2008.  Please present a policy note to disclose the products and services you provide, describe and quantify revenues for each significant revenue stream and the related revenue recognition policies followed.  Also, revise your MD&A, as appropriate, to enhance an investor's understanding of your business.  Please provide us with the text you plan to include in future filings.

7.	Please revise to provide the minimum income tax disclosures required by FASB Accounting Standards Codification 740-10-50- 1 to 740-10-50-21, as applicable, and provide us with the disclosures you plan to include in future filings.

Note 4- Capital Structure, page 26

8.	We note on August 31, 2007 you issued 5,272,000 shares to various consultants and officers as compensation for services and recognized expense of $5,272,000 in the year ended October 31, 2007.  It does not appear that you considered the requisite service period and vesting requirements of each award when computing stock based compensation cost.  For example, we note on page 34 the shares granted to V.P. Corporate Finance will be released in three equal annual installments after each year of service.  We also note that shares granted to Chief Operating Officer have been returned and cancelled. In future filings, please revise your accounting for each of your stock grants issued to date to ensure that stock based compensation is correctly computed.  See guidance in FASB Accounting Standards Codification 718-10-35-2.

Section 302 Certification

9.	We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
- The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
- We note that your certifications contain several instances of the term "small business issuer" instead of "registrant."

Please confirm in future filings, that you will revise the certifications to address the issues noted above.

Closing Comments

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please understand that we may have additional comments after reviewing your responses.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under

Jason Dussault
Dussault Apparel, Inc.
October 30, 2009
Page 4
the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   You may contact Raj Rajan, accountant, at (202) 551- 3388 or Brian Bhandari, , accounting reviewer, at (202) 551- 3390 regarding any accounting or financial statement issues.  Please call Janice McGuirk at (202) 551-3395 or David Link, reviewer, at (202) 551- 3356 with any other questions.

                          Sincerely,


                          John Reynolds
                          Assistant Director